UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No.: 000-12954

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cadmus Thrift Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cadmus Communications Corporation

1801 Bayberry Court, Suite 200

Richmond, Virginia 23226

REQUIRED INFORMATION

The Cadmus Thrift Savings Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule of the Plan for the years ended December 31, 2005 and 2004, which have been prepared in accordance with the financial reporting requirements of ERISA, are provided:

Report of Independent Registered Public Accounting Firm

Statement of Net Assets Available for Benefits – Modified Cash Basis

December 31, 2005 and 2004

Statement of Changes in Net Assets Available for Benefits – Modified Cash Basis

for the Year Ended December 31, 2005

Notes to Financial Statements

Schedule of Assets Held for Investment Purposes – Modified Cash Basis

at December 31, 2005

CADMUS THRIFT SAVINGS PLAN

Financial Statements

December 31, 2005 and 2004

CADMUS THRIFT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Cadmus Thrift Savings Plan:

We have audited the accompanying statements of net assets available for benefits - modified cash basis of the Cadmus Thrift Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits - modified cash basis for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Cadmus Thrift Savings Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, on the modified cash basis of accounting as described in Note 2.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes - modified cash basis at December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

Richmond, Virginia

June 1, 2006

CADMUS THRIFT SAVINGS PLAN

Statements of Net Assets Available for Benefits - Modified Cash Basis

December 31, 2005 and 2004

	2005	2004
Assets
Investments, at fair value	$137,194,527	$132,749,634
Participant loans	4,165,200	4,005,295

Net assets available for benefits	$141,359,727	$136,754,929

See accompanying notes to financial statements.

CADMUS THRIFT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits - Modified Cash Basis

Year Ended December 31, 2005

Additions to net assets attributed to:
Investment income:
Interest and dividends	$4,440,005
Net appreciation in fair value of investments	4,878,815

Total investment income	9,318,820

Contributions:
Employer	2,930,943
Participants	6,328,799
Rollovers	184,261

Total contributions	9,444,003

Total additions	18,762,823

Deductions from net assets attributed to:
Benefits paid to participants	14,076,921
Fiduciary and investment manager fees	81,104

Total deductions	14,158,025

Net increase	4,604,798

Net assets available for benefits:
Beginning of year	136,754,929

End of year	$141,359,727

See accompanying notes to financial statements.

CADMUS THRIFT SAVINGS PLAN

Notes to Financial Statements

1.	Description of Plan:

The following description of the Cadmus Thrift Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering substantially all employees of Cadmus Communications Corporation and its subsidiaries (the “Company”). Effective as of September 30, 2004, the Lancaster Press, Inc. Union Savings Plan (the “Lancaster Plan”) was merged into the Plan. The Lancaster Plan covered employees who are members of one of the following collective bargaining units: Communications Union—Local 160-M; Graphic Communications International Union—Local 138B; and Lancaster Local No. 70—Printing, Publishing and Media Workers Sector—CWA. Generally, employees who have attained age 18 and have completed one month of service, as defined in the Plan, are eligible to participate in the Plan. Eligibility requirements differ for employees who are members of collective bargaining units. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Administration: Overall responsibility for administering the Plan rests with the Human Resources and Compensation Committee (the “Committee”) of the Board of Directors of the Company. The Plan administrator is responsible for the daily operation of the Plan. T. Rowe Price Trust Company (“T. Rowe Price”) is the trustee for the Plan.

Contributions: The Plan provides for participant contributions of up to 25% of annual compensation, as defined in the Plan. The Company will make a quarterly matching contribution for non-union participants out of its profits in an amount equal to 25% of participant contributions, based on the lesser of each participant’s contribution or 6% of the participant’s compensation. The Company may make discretionary matching contributions as determined annually by its Board of Directors. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants who will be 50 years of age by the end of a Plan year may make additional “catch-up” contributions. Contributions are subject to certain limitations.

Additionally, until July 31, 2003, the Company contributed a percentage of annual base compensation on behalf of participants employed at the Science Press Division and Port City Press Division in lieu of a contribution to the Company’s defined benefit pension plan. As of July 31, 2003, the Cadmus Pension plan was frozen and a fixed percentage of base compensation to the 401(k) accounts of all eligible associates began on a quarterly basis.

For employees belonging to collective bargaining units at the Easton, Pennsylvania plant, the Company contributes 0.5% of base pay for each eligible participant. The Company makes no employer contributions for the employees in collective bargaining units at the Lancaster, Pennsylvania plant.

CADMUS THRIFT SAVINGS PLAN

Notes to Financial Statements

Participant Accounts: Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Participants are immediately vested in their contributions, plus actual earnings thereon. Vesting in Company matching contributions, plus actual earnings thereon, is based on years of continuous service. A participant is 100% vested after five years of credited service.

Payment of Benefits: Distribution of the vested portion of a participant’s account will occur upon the participant’s termination of service, retirement, death, or disability, as defined in the Plan. A participant is entitled to receive a lump-sum payment or an annuity paid in monthly, quarterly or semi-annual installments for up to five years or, in certain cases, for life.

Forfeitures: Forfeited balances of participants’ non-vested accounts are used, at the Company’s option, to reduce future Company contributions or to pay expenses of the Plan. Forfeitures totaled $184,807 and $124,245 for 2005 and 2004, respectively, and forfeited balances available at December 31, 2005 and 2004 were $54,846 and $83,155, respectively.

Investment Options: Upon enrollment in the Plan, participants may direct the trustee as to the investment of their account balances into 20 investment options offered by the Plan. Effective July 1, 2005, an additional “Retirement Date” fund was added (2045). Previously on November 1, 2004, four additional “Retirement date” funds were added. Effective July 1, 2003, five additional “Retirement date” funds were added. The Plan currently offers one common/collective trust, 18 mutual funds, and one fund investing in Cadmus Communications Corporation common stock as investment options for participants. Participants may change their investment elections at any time.

Participant Loans: Participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms cannot exceed five years, unless the proceeds are used to acquire a principal residence. Only two loans per participant may be outstanding at any time. The loans are secured by the vested balance in the participant’s account and bear interest at a fixed rate equal to The Wall Street Journal’s prime rate at the time of the borrowing plus 1.5%. Principal and interest are paid ratably through payroll deductions.

2.	Summary of Significant Accounting Policies:

Basis of Accounting: The accompanying financial statements of the Plan have been prepared on the modified cash basis of accounting. Investments are adjusted to fair value, while contributions and expenses are recognized as cash is received or paid.

CADMUS THRIFT SAVINGS PLAN

Notes to Financial Statements

Receivables, payables, and accrued expenses are not reflected in the accompanying financial statements.

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value. Investments in Cadmus Communications Corporation common stock and mutual funds are valued at quoted market prices as of year end. Net realized and unrealized appreciation is recorded in the accompanying statement of changes in net assets available for benefits—modified cash basis as net appreciation in fair value of investments. Participant loans are valued at cost, which approximates fair value.

The Stable Value Common Trust Fund is valued at contract value, which approximates fair value. The average yields for the Stable Value Fund were 4.33% and 4.32% for the years ended December 31, 2005 and 2004, respectively. As of December 31, 2005 and 2004, the interest rates for the Stable Value Common Trust Fund ranged from 3.34% to 6.33% and from 3.34% to 7.83%, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded on the modified cash basis.

Payment of Benefits: Benefits are recorded when paid.

Use of Estimates: The preparation of financial statements in conformity with the modified cash basis of accounting requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

3.	Investments:

Investments that represent 5% or more of the Plan’s net assets at December 31 are as follows:

	2005	2004
T. Rowe Price:
Balanced Fund	$21,702,518	$21,597,505
Stable Value Common Trust Fund	19,904,703	20,536,787
Growth Stock Fund	16,077,128	15,777,364
Equity Index Fund	15,826,880	17,129,887
Small-Cap Value Fund	12,537,492	12,185,441
Value Fund	11,576,402	11,533,242
New Horizons Fund	10,440,610	9,901,268

CADMUS THRIFT SAVINGS PLAN

Notes to Financial Statements

During 2005, the Plan’s investments appreciated in fair value as follows:

Mutual funds	$3,862,871
Common stock	1,015,944

Net appreciation	$4,878,815

4.	Administrative Expenses:

Administrative expenses include T. Rowe Price quarterly administrative fees, investment advisory fees, audit fees and communications expenses. Such expenses of the Plan are paid, to the extent possible, through forfeitures from the accounts of terminated participants. If balances in the forfeitures account are not sufficient, expenses are paid by the Company.

5.	Tax Status:

The Plan obtained its latest determination letter on February 10, 2004, in which the Internal Revenue Service stated that the Plan, as then amended, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been subsequently amended; however, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

6.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.	Related-Party Transactions:

The Plan invests in a number of T. Rowe Price mutual funds, a T. Rowe Price Common/ Collective trust, and Cadmus Communications Corporation common stock. These are related-party transactions and are identified as parties-in-interest in the accompanying schedule.

CADMUS THRIFT SAVINGS PLAN

Notes to Financial Statements

8.	Reconciliation to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as filed by the Company as of December 31:

	2005	2004
Net assets available for benefits per the financial statements	$141,359,727	$136,754,929
Contributions receivable	840,866	847,836
Accrued expenses	(11,567)	(11,989)

Net assets available for benefits per the Form 5500	$142,189,026	$137,590,776

The following is a reconciliation of additions to net assets per the financial statements to the Form 5500 for the year ended December 31, 2005:

Additions to net assets per the financial statements	$18,762,823
Contributions receivable, net	(6,970)

Additions to net assets per the Form 5500	$18,755,853

The following is a reconciliation of deductions from net assets per the financial statements to the Form 5500 for the year ended December 31, 2005:

Deductions from net assets per the financial statements	$14,158,025
Accrued expenses, net	(423)

Deductions from net assets per the Form 5500	$14,157,602

CADMUS THRIFT SAVINGS PLAN

EIN: 54-1274108     Plan-003

Schedule of Assets Held for Investment Purposes - Modified Cash Basis

At December 31, 2005

Description of Investment	Type of Investment	Current Value
T. Rowe Price: *
Balanced Fund	Mutual fund	$21,702,518
Stable Value Common Trust Fund	Common/Collective trust	19,904,703
Growth Stock Fund	Mutual fund	16,077,128
Equity Index Fund	Mutual fund	15,826,880
Small-Cap Value Fund	Mutual fund	12,537,492
Value Fund	Mutual fund	11,576,402
New Horizons Fund	Mutual fund	10,440,610
U.S. Treasury Intermediate Fund	Mutual fund	5,860,200
Retirement 2020 Fund	Mutual fund	4,641,871
Retirement 2010 Fund	Mutual fund	4,428,222
International Stock Fund	Mutual fund	4,311,970
Retirement 2030 Fund	Mutual fund	2,169,459
Retirement 2040 Fund	Mutual fund	854,870
Retirement 2015 Fund	Mutual fund	742,263
Retirement Income Fund	Mutual fund	522,692
Retirement 2005 Fund	Mutual fund	409,349
Retirement 2025 Fund	Mutual fund	139,896
Retirement 2045 Fund	Mutual fund	83,564
Retirement 2035 Fund	Mutual fund	71,993
Prime Reserve Fund	Money market fund	2,190,156
Cadmus Communications Corporation*	Common stock (133,979 shares)	2,702,289
Participant loans	Interest rates ranging from 5.50% to 11.0%	4,165,200

		$141,359,727

“Cost” is not required as all investments are participant directed.

*	Indicates a party-in-interest to the Plan.

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

CADMUS THRIFT SAVINGS PLAN
Cadmus Communications Corporation
(As Plan Administrator)

June 28, 2006	By:	/s/ Paul K. Suijk
Paul K. Suijk
Senior Vice President and Chief Financial Officer
CADMUS COMMUNICATIONS CORPORATION,
Plan Administrator